Rio Narcea Gold Mines, Ltd

181 University Avenue, Suite 1210, Toronto, Ontario M5H 3M7

Tel: (416) 956 7470  •  Fax: (416) 956 7471

Email: info@rngm.com  •  Web: www.rionarcea.com

NEWS RELEASE

November 8, 2004

Trading Symbol: TSX: RNG

Amex: RNO

THIRD QUARTER 2004 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is pleased to report the financial results of the Company for the third quarter ended September 30, 2004.

Third Quarter Highlights

▪

Revenues of $19.2 million

▪

Cash flows from operating activities of $4.6 million

▪

$30.0 million held in cash and cash equivalents

▪

Net loss of $6.4 million, resulting from higher operating costs associated with the transition from open pit to underground mining and the appreciation of the Euro, and the unrealized loss on non-hedge derivative instruments as of the quarter end

▪

Gold production from the Company’s own operations of 24,866 ounces at a cash operating cost of $225 per ounce

▪

23,501 ounces of gold produced from the treatment of Nalunaq ore

▪

One third of infill drilling program at the Salave gold property completed

▪

Aguablanca construction completed, with commissioning in progress

▪

Acquisition of Defiance Mining Corporation completed

Subsequent Events

▪

Successful CDN$74.5 million equity financing

▪

Technical resource report of the Salave gold project filed; mineral resource estimate of approximately 1.5 million ounces in the measured and indicated categories

▪

High voltage powerline for Aguablanca now connected to power grid; commissioning of mills to begin as soon as testing of line is completed by power company and associated documentation is completed

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported revenues of $19,234,200 for the third quarter of 2004 compared to $14,880,400 in the same period last year. Operating cash flow was $4,610,200 during the quarter compared to $6,618,100 a year ago. During the third quarter, the Company incurred a net loss of $6,379,100 ($0.05 per share) compared to earnings of $321,300 ($0.00 per share) in the same period of 2003. The net loss for the quarter was mainly attributable to higher operating costs and lower production levels due to the transition from open pit to underground mining at the Company’s own operations, offset in part by higher realized gold prices, and an unrealized loss of $2.8 million on its non-hedge derivative instruments. Operating costs were also negatively affected by the impact of the weaker U.S. dollar on Euro denominated costs.

Page 1/13

For the nine months ended September 30, 2004, revenues were $51,972,000 compared to $45,253,100 for same period in 2003. Operating cash flow was $12,232,500 compared to $14,274,000 in the corresponding period in 2003. The Company’s net loss for the first nine months of 2004 was $13,079,300 ($0.11 per share) compared to a profit of $448,400 ($0.00 per share) in the first nine months of 2003. The net loss for the period is largely due to an increase in operating costs and lower production at the Company’s own gold operations, and the negative impact of a weaker U.S. dollar on Euro denominated costs.

Summary of Results

($000 except where stated)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenues	19,234	14,880	51,972	45,253
Cash flow provided by operating activities	4,610	6,618	12,233	14,274
Net income (loss)	(6,379)	321	(13,079)	448
Net income (loss) per share – basic	(0.05)	0.00	(0.11)	0.00
Weighted average shares outstanding – basic (in millions)	119.5	98.5	115.4	94.2

	September 30, 2004	December 31, 2003
Cash and cash equivalents	30,003	32,862
Long-term debt, excluding current portion	31,960	6,706
Shareholders’ equity	156,056	121,358

Summary of Quarterly Results

($000 except where stated)

	2004			2003				2002
	3Q	2Q	1Q	4Q	3Q	2Q	1Q	4Q
Gold sales	19,234	13,900	18,838	15,565	14,880	14,798	15,575	15,226
Net income (loss)	(6,379)	(288)	(6,412)	2,759	321	(555)	682	2,782
Net income (loss) per share – basic	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01	0.04
Net income (loss) per share – diluted	(0.05)	(0.00)	(0.06)	0.02	0.00	(0.01)	0.01	0.04
Cash flow provided by operating activities	4,610	2,702	4,920	6,844	6,618	3,578	4,078	5,150

Review of Mining Operations and Development Projects

During the third quarter of 2004, the Company produced 24,866 ounces of gold at a cash operating cost of $225 per ounce from its own operations. The El Valle plant processed 133,564 tonnes of ore at an average gold grade of 6.1 g/t with a recovery of 95.6%. Additionally, the Company treated 39,547 tonnes of ore from the Nalunaq mine at an average grade of 18.9 g/t with a recovery of 97.6%. In the corresponding quarter of 2003, the Company produced 43,403 ounces at a cash cost of $152 per ounce from its own gold operations. No ore from the Nalunaq mine was processed in 2003. The higher cash costs during the quarter compared with the previous year’s quarter reflect the transition from open pit to underground mining at the Company’s own operations. Also contributing to higher cash costs during the quarter was the appreciation of the Euro compared to the same period last year.

Page 2/13

The Company continues to achieve excellent metal recoveries as a result of improvements made to the plant during the last two years.

Operating Results

	Three Months Ended September 30,
	2004			2003
	Rio Narcea’s operations	Nalunaq ore (1)	Total	Rio Narcea’s operations (1)
Tonnes of ore milled	133,564	39,547	173,111	199,928
Grade (g/t)	6.1	18.9	9.0	7.2
Recovery (%)	95.6	97.6	96.6	94.4
Gold production (oz)	24,866	23,501	48,367	43,403
Cash operating cost ($/oz)	225	388	304	152

	Nine Months Ended September 30,
	2004			2003
	Rio Narcea’s operations	Nalunaq ore (1)	Total	Rio Narcea’s operations (1)
Tonnes of ore milled	465,308	65,821	531,129	579,566
Grade (g/t)	6.7	17.2	8.0	7.7
Recovery (%)	95.3	97.7	95.9	93.9
Gold production (oz)	95,201	35,650	130,851	134,664
Cash operating cost ($/oz)	199	389	251	133

(1)

There was no processing of Nalunaq ore in 2003.

The Company is now expecting the last shipment of ore for 2004 from the Nalunaq mine to arrive and be processed by the end of the fourth quarter. Rio Narcea’s gold production for 2004 at its own operations is now expected to increase to approximately 120,000 ounces at an average cash cost of approximately $220 per ounce, as stockpiled ore is used to keep the mill running at optimal capacity.

El Valle Mine

During the months of July and August, the Company completed the last phase of the open pit mining of the Caolinas satellite pit (northwest corner of the El Valle pit). The Company is currently implementing a plan for the pit to be used as the future tailings dam.

Underground production at Boinas East was below the planned rate with 22,000 tonnes extracted during the quarter. Production is expected to reach 15,000 tonnes per month by the end of 2004. The Company has processed only a small parcel of ore during the quarter, which has confirmed its metallurgical characteristics. The majority of the underground ore is being stockpiled for treatment in 2005 onwards to produce bulk copper concentrates, as the Boinas East underground ore has a high copper grade of 1.3%, which at current copper prices will contribute significantly to the Company’s future revenue stream. With the outlook for copper prices continuing to be positive, Rio Narcea has re-evaluated some previously sub-economic mineralized areas to incorporate them in the mining plan. The optimized mine plan is almost complete and includes a revision of mining methods to reflect the increased width of the mineralized zones.

Page 3/13

Underground reserve definition and infill drilling programs continued on the North Black Skarn (located midway between the El Valle pit and the mined out Boinas East pit) and the Charnela South zones (below El Valle pit).  The drilling program in the eastern half of the North Black Skarn was completed on a 25 by 25 meter drill spacing. Drilling activities, which are now concentrating on extending the skarn mineralization to the west, will also serve as infill drilling for the Charnela South zone. The Charnela infill drilling program has defined the southern limits to the zone, the margins of the upper high-grade mineralization, and is currently testing the northern limits of the zone from the 390 meter level.  A total of approximately 2,200 meters has been drilled in the Charnela South zone with an estimated 2,300 meters remaining to complete the planned program.

Carlés Mine

At the Carlés mine, underground mining is progressing according to schedule. The production rate at Carlés East is averaging 10,000 tonnes per month. The Company is advancing the underground development of Carlés North and is expected to start stoping in ore towards the end of fourth quarter.

Milling Agreement

During the third quarter of 2004, the second shipment of gold ore from the Nalunaq mine was processed at the El Valle plant. Rio Narcea treated 39,547 dry metric tonnes of ore to produce 23,501 ounces of gold with a recovery of 97.6%. A third batch of ore is scheduled to be processed by the end of the fourth quarter of 2004. The original plan was for four shipments of Nalunaq ore to be treated during 2004; however, no shipment was delivered in the second quarter of 2004.

Cash operating cost for production of the Nalunaq ore amounted to $388 and $389 in the three months and nine months periods ended September 30, 2004, respectively, while the average spot price was $401 per ounce for both periods. As such, the net margin obtained from the Nalunaq ore amounted to $13 and $12 per ounce, respectively.

Aguablanca Nickel Project

Construction of the Aguablanca plant was competed within the original 12-month schedule and on budget. During September, the Company proceeded with the cold commissioning (with water) period, while waiting for the completion and energization of the high voltage powerline. Cold commissioning is now completed, except for the SAG and ball mills.  Construction of the last segment of the powerline was completed in October and, after some delays through no fault of the Company, has now been connected to the power grid.  Once the requisite testing of the line and its infrastructure, and associated documentation are completed, commissioning of the mills, the final step in the commissioning process, will commence. After these normal testing and commissioning procedures are completed, the plant and mine are ready to commence production. The Company still expects to commence treating ore through the mill before the end of this year. Approximately 100,000 tonnes of fresh ore is exposed within the open pit and available for immediate extraction when ore feed to the plant is required.

The construction of the decline to access the higher grade mineralization below the Aguablanca open pit and facilitate further exploration at depth is advancing at the scheduled rate. The ramp is now at approximately 800 meters from the portal and is expected to reach the higher grade nickel mineralization in the second quarter of 2005.

Page 4/13

The capital expenditure to construct the Aguablanca mine is €70 million (approximately $87 million), which includes working capital and VAT during construction. As of September 30, 2004, €53 million (approximately $66 million) of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from available cash resources of the Company and the balance of the VAT credit facility granted by Barclays Bank.

Salave Gold Project

The 15,500 meter infill drilling program for the Salave feasibility study was approximately 50% complete at the end of October. A total of 7,200 meters has been drilled in 36 holes to close the drill hole spacing to 25 meters. The first batch of assay results was released by the Company on September 17, 2004. Drilling results continue to be encouraging.  A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current mineral resources.

A technical resource report compliant with National Instrument 43-101 for the Salave deposit has been prepared by independent consultants Roscoe Postle Associates Inc. (“Roscoe Postle”), under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo. Filed on November 8, 2004, the report is based on all available information and drill data from previous work on the project and includes the first 15 holes from the current infill drilling program. The study estimates the Salave project to contain a measured and indicated mineral resource of 1.5 million ounces at a grade of 3.0 g/t gold using a cut-off grade of 1.0 g/t. An additional 0.2 million ounces grading 2.5 g/t gold is in the inferred mineral resource category. The mineral resource estimate is summarized in the table below:

Salave Project - Mineral Resources (@1 g/t gold cut-off)

	Tonnes (000's)	Grade (g/t)	Contained Ounces Gold
Measured resources	354	2.70	30,730
Indicated resources	14,841	3.00	1,431,446
Total	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

A preliminary scoping study on the metallurgical treatment options for the refractory mineralized material has been completed by Ausenco Ltd. of Australia. The study has confirmed that the refractory material is amenable to treatment by bio-oxidation and pressure oxidation. Metallurgical testwork has commenced on two composite samples to confirm flotation characteristics and initial comparative studies are being performed on the two methods mentioned above. The requisite permit applications, metallurgical and hydrological work, and other activities in addition to the infill drilling required for a bankable feasibility study are continuing.

Ossa Morena Regional Exploration

Exploration work on Rio Narcea's properties in the Ossa Morena region of southern Spain and Portugal continued to define and evaluate nickel sulfide, platinum group metals (PGMs) and iron oxide copper-gold (IOCG) targets.

A significant TEM conductor has been identified in the Argallón mafic-ultramafic complex located 65 kilometers east-northeast of Aguablanca. The anomaly is coincident with both a

Page 5/13

strong IP anomaly and a weak airborne EM conductor. The conductor is near surface, less than 50 meters deep, northwest trending, sub-vertical and has been traced over a distance of 2 kilometers.  Several float fragments of gossans have been found in the area including one that assayed 1245 ppm Cu, 626 ppm Ni and 243 ppm Co. Drilling on the target is expected to start during the fourth quarter.

Recent PGM assays received for two drill holes on the Cabeco de Vide property in Portugal indicate the presence of anomalous PGM mineralization. The best intercept occurs in peridotites in hole PCV-02 at a depth of 213 meters where an interval of 2.3 meters averages 1.3 g/t combined PGM+ Au (139 ppb Au, 817 ppb Pd and 357 ppb Pt) within a larger interval of 20.2 meters averaging 0.5 g/t combined PGM + Au, 0.15% Ni and 0.03% Cu. The intercepts of reef- type mineralization in the drill holes are encouraging and present the possibility of important accumulations in favorable morphologies in the footwall of the ultramafic complex.

The results of iron oxide copper gold reconnaissance in the Ossa Morena zone continue to be encouraging. An additional 32 samples were taken in the northernmost part of the mineralized system at Las Herrerias located 100 kilometers northwest of Aguablanca. The best channel intercepts include 7.9 meters averaging 2.3 g/t Au and 330 ppm Cu, 3.3 meters averaging 1.7 g/t Au and 445 ppm Cu, and 3.0 meters averaging 4.7 g/t Au and 650 ppm Cu. The grab samples assayed up to 6.5 g/t Au and 1% Cu.  Ongoing geological mapping is discovering new zones of mineralization both laterally and along strike to the northwest.

Corporate Development

Acquisition of Defiance Mining Corporation

Rio Narcea announced on June 30, 2004 that it had signed a definitive agreement with Defiance Mining Corporation (“Defiance”) whereby Rio Narcea, pursuant to a plan of arrangement, would acquire all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. The plan of arrangement was approved by the shareholders of Defiance on August 30, 2004 and by the court on September 1, 2004. The transaction closed on September 3, 2004.

Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa.  The project is already permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 886,000 ounces of proven and probable mineral reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an additional inferred mineral resource of 12,428,000 tonnes at 2.25 g/t gold for a total of 899,000 ounces, based upon a cut-off grade of 1.0 g/t. The mineral resources were estimated by A.C.A. Howe International Ltd. and the mineral reserves were estimated by SNC-Lavalin Inc.

In mid-September 2004, Rio Narcea started a 5,000 meter drilling program to test the depth extension of the high-grade zone beneath the main pit (Piment Central deposit). The drilling was completed in late October 2004 and the high-grade zone was traced to a depth of 300 meters below surface. While the drill results show continuity and good grades in places, the width of the mineralization appears to decrease. However, combined with the deep holes drilled earlier this year, the results suggest the potential of adding mineral resources amenable to underground mining, which would further enhance project economics. The drilling results are still being evaluated and detailed work on the deep mineralization will be undertaken as open pit mining progresses.

Page 6/13

Before the end of this year, the Company is planning to select the engineering firms that will construct the project. The major construction expenditures will take place during 2005 with production anticipated by mid-2006. Construction of the project will be financed by the use of project debt and the projected future operating cash flows of the Company.

Management Appointment

On September 21, 2004, the Company announced the appointment of John W.W. Hick as Vice-Chairman of the Company and, in addition, effective December 1, 2004, Mr. Hick will also assume the role of Chief Executive Officer of Rio Narcea. Alberto Lavandeira will continue to serve as President of the Company. Mr. Hick will be based in the new Toronto office of Rio Narcea, located in the former offices of Defiance.

J.C. St-Amour was appointed Vice President, Corporate Development and will also be based in the Toronto office. Robert van Doorn, who has spent a significant amount of time on business development for Rio Narcea as Executive Vice President, Business Development, has stepped down from this role but remains a consultant to the Company.

Second Quarter Financial Results

Capital Resources and Liquidity

The Company ended the quarter with $38,061,600 of working capital, of which $30,003,400 was cash and cash equivalents. Additionally, the Company has $17 million of available cash resources from the credit facility granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd., the drawdown of which would be subject to certain nickel hedging being put in place.

Cash flow from operating activities amounted to $4,610,200 in the third quarter of 2004 compared to $6,618,100 in the same period of 2003. Before working capital adjustments, cash flow from operating activities was $1,885,800 compared to $7,134,400 in the same period of 2003. Operating cash flow was impacted by lower gold production, lower grades and higher cash operating costs, resulting from both the transition from open pit to underground mining and the effect of the increase in the value of the Euro versus the U.S. dollar on operating costs, partially offset by an increase in the average realized gold price.

During the third quarter, investing activities consumed $5,957,900 of cash versus $12,067,400 in the same period of 2003. Capital expenditures totaled $5,464,700 in the third quarter and $39,224,700 year-to-date. The most significant capital investment for the third quarter was $5,804,400 in expenditures for construction activities at the Aguablanca project. The following table sets forth the Company’s capital expenditures on mineral properties:

Page 7/13

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in millions)	2004	2003	2004	2003
El Valle and Carlés mine
development	$2.3	$3.6	$6.1	$7.3
Aguablanca project development
and purchase of equipment	$5.8	$8.7	$30.7	$12.4

Acquisition of the Salave deposit	-	-	$5.0	-
Acquisition of Defiance Mining
Corporation	($2.6)	-	($2.6)	-
Total	$5.5	$12.3	$39.2	$19.7

For the third quarter of 2004, proceeds from bank loans totaled $1,117,700, mainly related to an additional drawdown of €1.0 million (approximately $1.2 million) under the €5 million (approximately $6.2 million) Barclays VAT facility.

Repayments of bank loans during the quarter amounted to $4,506,900, which essentially included the repayment to Barclays of the VAT corresponding to fiscal year 2003.

On October 5, 2004, Rio Narcea entered into an agreement with a syndicate of underwriters, led by BMO Nesbitt Burns Inc., under which the underwriters agreed to buy 21,000,000 units from Rio Narcea and sell them to the public at a price of CDN$3.10 per unit. In addition, the Company had granted to the underwriters an option to buy up to 3,250,000 additional units, of which 3,050,000 were exercised by the underwriters. Gross proceeds of the issue amounted to CDN$74,555,000 (approximately $61.0 million). Net proceeds received after payment of expenses related to the offering are estimated at $57.9 million. Each unit consists of one common share and one-half of one common share purchase warrant, which are detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which was September 12, 2003. On October 25, 2004, the Company obtained a receipt for the final prospectus that qualified the units.

Operating Results

Revenues from gold sales in the third quarter increased to $19,234,200 from production of 48,367 ounces compared to $14,880,400 from production of 43,403 ounces in the corresponding 2003 period, due to a higher realized gold price. Rio Narcea recorded a net loss of $6,379,100 ($0.05 per share) for the third quarter of 2004 compared to net earnings of $321,300 ($0.00 per share) during the same period last year. The net loss in the third quarter was attributable to higher operating costs, due to the transition from open pit to underground mining and the negative impact of exchange rate changes, and lower production levels at the Company’s own operations. Additionally, the Company recorded unrealized losses of $2,823,800 on its non-hedge derivative instruments due to higher commodity prices during the quarter.

Revenues for the nine months ended September 30, 2004 were $51,972,000 compared to $45,253,100 for the same period last year. The Company reported a net loss of $13,079,300 for the first nine months compared to net earnings of $448,400 for the corresponding period in 2003. The net loss for the nine months period is largely due to higher operating costs at the Company’s own gold operations as a result of the transition from open pit to underground mining and the strengthening of the Euro in comparison to the U.S. dollar, partially offset by higher realized gold sales prices.

During the third quarter, the Company realized an average gold price of $398 per ounce, an increase of $46 per ounce over the corresponding period in 2003. The average spot price in the third quarter of 2004 was $401 per ounce versus $363 per ounce in the corresponding period of 2003.

Page 8/13

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit, follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2004		2003		2004		2003
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Gold sales before hedging	20,290	398	15,904	352	51,631	399	44,586	347
Cash gold hedging effect	-	-	-	-	-	-	(19)	(0)
Cash foreign exchange hedging effect	-	-	-	-	-	-	-	-
Realized gold sales	20,290	398	15,904	352	51,631	399	44,567	347
Non-cash gold hedging effect	(261)	(6)	(319)	(7)	(800)	(6)	(945)	(7)
Gold sales after hedging	20,029	392	15,585	345	50,831	393	43,622	340
Effect of the variation in inventories of final products(1)	(795)		(705)		1,141		1,631
Gold sales	19,234		14,880		51,972		45,253

Average spot price		401		363		401		354
Sales (oz)		51,041		45,140		129,255		128,283
Production (oz)		48,367		43,403		130,851		134,664

(1) Final products are valued at production cost.

For the third quarter of 2004, operating expenses increased to $23,307,400, including $8,368,500 for the purchase of the Nalunaq ore, compared to $14,273,100 during the corresponding period last year. The higher operating expenses are largely a factor of higher mining costs at its own gold operations. Also during the third quarter, operating expenses were affected by the strengthening of the Euro against the U.S. dollar as operating expenses at the mines are largely incurred in Euros while revenues are received in U.S. dollars. The appreciation of the Euro increased operating expenses by $1.7 million during the third quarter (the average exchange rates were $1.22/€ and $1.13/€ for the third quarter of 2004 and 2003, respectively). Cash operating costs for the Company’s gold operations (excluding the effect of Nalunaq ore treated in the quarter) increased to $225 per ounce in the third quarter of 2004 from $152 per ounce for the same period in 2003.

Outlook

The Company’s gold production estimate for its own operations for 2004 has been increased to approximately 120,000 ounces. Expected cash costs have been reduced to approximately $220 per ounce to reflect the increased production from its own operations as a result of now anticipating the treatment of only three shipments of Nalunaq ore during 2004.

The feasibility study and the permitting at the Salave gold project are in progress.

Tasiast development activities are expected to start in the fourth quarter of 2004. Proposals for project financing for a portion of the capital cost of the project are currently being evaluated, with the balance of the capital to be funded from internally generated operating cash flows.

There are no major capital expenditures budgeted for the Company’s own gold operations during the remainder of 2004, other than the continuation of underground development at El Valle and Carlés. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle and Carlés operations.

Page 9/13

Commissioning of the Aguablanca nickel mine is underway with ore expected to be treated before the end of this year. The project will be completed on budget.

Conference Call (Revised)

The Company will host a conference call on November 11, 2004 at 10:00 AM E.T. In order to join the conference call, please call (416) 695 9748 or 1 (877) 323 2093 (North America only). The conference call will be broadcast live and recorded on the web at www.rionarcea.com or www.ccnmatthews.com/RioNarceaQ3. In order to access this service, you will need to have Windows Media Player installed on your computer (visit www.ccnmatthews.com/RioNarceaQ3 for instructions on how to download the software free).

A replay of the call is available until December 11, 2004 by dialing (416) 695 9795 or 1 (866) 864 2121 and entering code 0195#. If you would like to listen to the replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain, Portugal, and Mauritania. The Company produces gold at its El Valle and Carlés mines and is in the process of commissioning its Aguablanca nickel-copper-PGM mine, and working on a full feasibility study of its Salave gold deposit, all located in Spain. Rio Narcea owns 100% of the fully permitted Tasiast gold project located in Mauritania, West Africa, and plans to begin infrastructure construction later this year.

For further information, contact John W.W. Hick, Vice-Chairman or Laurie Gaborit, Manager Investor Relations.

Tel:(416) 956 7470  Fax: (416) 956 7471  E-Mail: info@rngm.com  Website:www.rionarcea.com

Forward-looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Page 10/13

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

September 30,

December 31,

2004

2003

(stated in U.S. dollars)

$

$

(restated -

refer to note 2)

ASSETS

Current

Cash and cash equivalents

30,003,400

32,861,600

Restricted cash

7,758,700

1,305,200

Inventories

6,952,300

4,667,000

Stockpiled ore

6,711,000

4,939,300

Accounts receivable

Government grants

10,284,000

34,700

VAT and other taxes

7,801,700

6,232,100

Trade receivables

1,917,400

3,261,200

Other current assets

2,057,100

3,505,100

Current portion of deferred derivative loss

1,618,700

—

Total current assets

75,104,300

56,806,200

Mineral properties, net

146,634,700

76,478,400

Deferred stripping costs, net

6,197,500

15,988,000

Other assets

9,309,600

13,117,400

Deferred derivative loss

2,965,800

—

240,211,900

162,390,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Short-term bank indebtedness and accrued interest

3,137,100

2,690,700

Accounts payable and accrued liabilities

26,030,300

19,172,200

Current portion of long-term debt

7,875,300

5,241,000

Total current liabilities

37,042,700

27,103,900

Other long-term liabilities

10,059,200

7,167,300

Long-term debt

31,959,700

6,706,000

Future income tax liabilities

4,551,900

—

Total liabilities

83,613,500

40,977,200

Non-controlling interest

542,000

54,900

Shareholders' equity

Common shares

182,000,000

140,610,500

Employee stock options

8,011,500

6,223,200

Non-employee stock options and warrants

7,878,000

4,459,800

Common share purchase options, related to debt

3,628,500

972,900

Deficit

(49,179,600)

(36,100,300)

Cumulative foreign exchange translation adjustment

3,718,000

5,191,800

Total shareholders' equity

156,056,400

121,357,900

240,211,900

162,390,000

Page 11/13

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended

Nine months ended

September 30,

September 30,

2004

2003

2004

2003

(stated in U.S. dollars)

$

$

$

$

(restated -

(restated –

refer to note 2)

refer to note 2)

OPERATING REVENUES

Gold sales

19,234,200

14,880,400

51,972,000

45,253,100

19,234,200

14,880,400

51,972,000

45,253,100

OPERATING EXPENSES

Deferred stripping and other mining expenses

(6,642,000)

(6,303,200)

(22,908,200)

(19,241,000)

Purchase of gold ore

(8,368,500)

—

(12,593,000)

—

Plant expenses

(3,148,800)

(3,585,100)

(10,222,300)

(8,682,100)

Smelting, refining and transportation

(1,068,000)

(614,200)

(2,192,100)

(1,349,300)

Sale of by-products

1,182,600

504,400

2,697,000

942,900

Depreciation and amortization expenses

(2,222,100)

(2,926,500)

(7,954,000)

(8,426,200)

Exploration costs

(1,425,600)

(851,100)

(4,440,100)

(5,531,900)

Administrative and corporate expenses

(1,163,500)

(876,800)

(3,985,400)

(3,638,300)

Other income (expenses)

(451,500)

379,400

(586,500)

131,500

(23,307,400)

(14,273,100)

(62,184,600)

(45,794,400)

Operating loss

(4,073,200)

607,300

(10,212,600)

(541,300)

FINANCIAL REVENUES AND EXPENSES

Interest income

91,400

69,500

476,300

244,000

Foreign currency exchange gain (loss)

927,500

(5,800)

(210,400)

1,933,300

Interest expense and amortization of

  financing fees

(501,000)

(349,700)

(1,466,400)

(1,187,600)

Derivatives loss

(2,823,800)

—

(1,666,200)

—

(2,305,900)

(286,000)

(2,866,700)

989,700

Income (loss) before income tax

(6,379,100)

321,300

(13,079,300)

448,400

Provision for income tax

—

—

—

—

Net income (loss) before

  non-controlling interest

(6,379,100)

321,300

(13,079,300)

448,400

Non-controlling interest

—

—

—

—

Net income (loss)

(6,379,100)

321,300

(13,079,300)

448,400

Deficit, beginning of period as

  originally reported

(42,800,500)

(28,691,100)

(25,530,500)

(29,350,200)

Cumulative adjustment for restatement

  and change in accounting policies

—

(10,489,000)

(10,569,800)

(9,957,000)

Deficit, end of period

(49,179,600)

(38,858,800)

(49,179,600)

(38,858,800)

Net income (loss) per share – basic

(0.05)

0.00

(0.11)

0.00

Net income (loss) per share – diluted

(0.05)

0.00

(0.11)

0.00

Weighted average common shares

  outstanding – basic

119,455,172

98,538,853

115,419,908

94,156,143

Weighted average common shares

  outstanding – diluted

119,455,172

106,292,474

115,419,908

99,170,375

Page 12/13

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended

Nine months ended

September 30,

September 30,

2004

2003

2004

2003

(stated in U.S. dollars)

$

$

$

$

(restated -

(restated –

refer to note 2)

refer to note 2)

OPERATING ACTIVITIES

Net income (loss)

(6,379,100)

321,300

(13,079,300)

448,400

Add (deduct) items not requiring cash

Depreciation and amortization

2,222,100

2,926,500

7,954,000

8,426,200

Deferred financing fees

501,600

90,000

1,156,100

279,200

Reclamation liability accrual and

  other long-term liabilities

(300)

500

231,100

11,900

Foreign exchange

(1,383,600)

(148,000)

184,000

(1,377,600)

Accretion of interest on long-term debt

157,900

44,100

362,600

132,200

Non-cash derivatives loss (note 10)

3,024,400

318,700

2,405,300

945,000

Options and shares granted

526,200

211,000

1,578,600

807,900

Amortization of deferred stripping costs

3,400,600

4,924,500

13,361,000

15,306,000

Non-controlling interest

—

—

—

—

Deferred stripping expenditures

(184,000)

(1,542,300)

(1,572,600)

(4,940,100)

Purchase premium of the purchased call options

—

(11,900)

—

(1,993,600)

Changes in components of working capital

Inventories

281,800

1,067,900

(2,212,400)

(2,329,700)

Stockpiled ore

(866,800)

(140,100)

(2,035,000)

75,600

VAT and other taxes

(1,452,700)

(74,800)

(1,640,200)

(782,800)

Trade receivables

567,200

(410,300)

1,652,800

(279,100)

Other current assets

67,700

(426,500)

(905,100)

46,000

Accounts payable and accrued liabilities

4,127,200

(532,500)

4,791,600

(501,500)

Cash provided by operating activities

4,610,200

6,618,100

12,232,500

14,274,000

INVESTING ACTIVITIES

Expenditures on mineral properties

(8,113,000)

(12,327,500)

(36,873,000)

(19,702,600)

Acquisition of Defiance

2,648,300

—

2,648,300

—

Acquisition of the Salave deposit

—

—

(5,000,000)

—

Grants received

—

1,700

65,800

282,500

Restricted cash

(290,100)

—

(6,396,600)

—

Long-term deposits and restricted investments

(203,100)

258,400

(571,400)

53,000

Cash used in investing activities

(5,957,900)

(12,067,400)

(46,126,900)

(19,367,100)

FINANCING ACTIVITIES

Proceeds from issue of common shares

342,800

663,000

1,042,600

1,463,800

Proceeds from issue of special warrants

—

32,858,800

—

50,589,700

Financing fees on issue of special warrants

—

(1,764,600)

—

(2,830,000)

Proceeds from bank loans and other

  long-term liabilities

1,117,700

281,700

41,149,600

384,700

Financing fees on bank loans

(33,300)

(90,900)

(1,216,400)

(422,300)

Repayment of bank loans

(4,506,900)

(1,311,000)

(10,522,000)

(4,011,600)

Cash provided by (used in)

  financing activities

(3,079,700)

30,637,000

30,453,800

45,174,300

Foreign exchange gain (loss) on cash held

  in foreign currency

981,500

(121,500)

582,400

572,700

Net increase (decrease) in cash

  during the period

(3,445,900)

25,066,200

(2,858,200)

40,653,900

Cash and cash equivalents,

  beginning of period

33,449,300

23,324,200

32,861,600

7,736,500

Cash and cash equivalents, end of period

30,003,400

48,390,400

30,003,400

48,390,400

Supplemental cash flow information

Interest paid in cash

121,000

166,500

561,000

774,800

Income taxes paid in cash

—

—

—

—

Income taxes paid in cash

—

—

—

—

Page 13/13